Securities and Exchange Commission
April 18, 2017

April 18, 2017

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Lyn Shenk, Branch Chief

RE:     Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed on February 7, 2017
File No. 001-07259

Dear Mr. Shenk:

On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 6, 2017, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis

Non-GAAP Measures

Return on Invested Capital, page 47

1.
Please present the comparable GAAP measure with equal or greater prominence and label the non-GAAP calculation as “adjusted” or similar. Refer to Item10(e)(1)(i)(A) and Question 102.10 of staff’s Compliance and Discussion Interpretation on Non-GAAP Financial Measures for guidance.

Response:

The Company believes it has complied with Item10(e)(1)(i)(A) and Question 102.10 of staff’s Compliance and Discussion Interpretation on Non-GAAP Financial Measures in its presentation of ROIC. ROIC itself is not defined by GAAP, but is a financial measure that can be useful to investors as a supplement to other measures. The Company acknowledges that in the calculation of ROIC, it does utilize non-GAAP information, and that is why the Company provides a reconciliation of that information to the most comparable GAAP financial measures. However, the Company does believe there are opportunities to clarify and improve the reconciliation and explanations provided. Set forth below is an example of how the Company proposes to enhance its future disclosures related to ROIC, beginning with its first quarter 2017 results that are planned for release on April 27, 2017. For the Staff’s convenience, we have marked the changes compared to the disclosures commented

Securities and Exchange Commission
April 18, 2017

on by the Staff. The Company expects its future disclosures would be substantially in this proposed form, with appropriate changes depending on the particular non-GAAP information included in the periodic report.

Non-GAAP Return on Invested Capital (ROIC) (in millions) (unaudited)

	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Operating income, as reported	$3,760	$4,116	$2,225
Special revenue adjustment (1)	—	(172)	—
Union contract bonuses	356	334	9
Net impact from fuel contracts	(202)	(323)	28
Acquisition and integration costs	—	39	126
Litigation settlement	—	(37)	—
Asset impairment	21	—	—
Lease termination expense	22	—	—
Operating income, non-GAAP	3,957	3,957	2,388
Net adjustment for aircraft leases (2)	111	114	133
Adjustment for fuel hedge accounting (3)	(152)	(124)	(62)
Adjusted Operating income, non-GAAP	$3,916	$3,947	$2,459

Debt, including capital leases (4)	$3,304	$2,782	$2,763
Equity (4)	7,833	7,032	7,249
Net present value of aircraft operating leases (4)	1,015	1,223	1,458
Average invested capital	$12,152	$11,037	$11,470
Equity adjustment for hedge accounting (3)	886	1,027	104
Adjusted average invested capital	$13,038	$12,064	$11,574

Non-GAAP ROIC, pre-tax	30.0%	32.7%	21.2%

(1) One-time adjustment related to the execution of the Agreement with Chase and the resulting change in accounting methodology. See Note 1 to the Consolidated Financial Statements for further information.
(2) Net adjustment related to presumption that all aircraft in fleet are owned (i.e., the impact of eliminating aircraft rent expense and replacing with estimated depreciation expense for those same aircraft). The Company makes this adjustment to enhance comparability to other entities that have different capital structures by utilizing alternative financing decisions.
(3) The Adjustment for fuel hedge accounting in the numerator is due to the Company’s accounting policy decision to classify fuel hedge accounting premiums below the Operating income line, and thus is adjusting Operating income to reflect such policy decision. The Equity adjustment for hedge accounting in the denominator adjusts for the cumulative impacts in Accumulated other comprehensive income and

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April 18, 2017

Retained earnings, of gains and/or losses associated with hedge accounting related to fuel hedge derivatives that will settle in future periods. The current period impact of these gains and/or losses are reflected in the Net impact from fuel contracts in the numerator.
(4) Calculated as an average of the five most recent quarter end balances or remaining obligations. The Net present value of aircraft operating leases represents the assumption that all aircraft in the Company’s fleet are owned, as it reflects the remaining contractual commitments discounted at its estimated incremental borrowing rate as of the time each individual lease was signed.

Note Regarding Use of Non-GAAP Financial Measures

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These GAAP financial statements include (i) unrealized non-cash adjustments and reclassifications, which can be significant, as a result of accounting requirements and elections made under accounting pronouncements relating to derivative instruments and hedging and (ii) other charges and benefits the Company believes are unusual and/or infrequent in nature and thus may not be indicative of its ongoing operational performance.

As a result, the Company also provides financial information in this filing that was not prepared in accordance with GAAP and should not be considered as an alternative to the information prepared in accordance with GAAP. The Company provides supplemental non-GAAP financial information, including results that it refers to as "economic," which the Company's management utilizes to evaluate its ongoing financial performance and the Company believes provides additional insight to investors as supplemental information to its GAAP results. The non-GAAP measures provided that relate to the Company’s performance on an economic fuel cost basis include Fuel and oil expense, non-GAAP; Total operating expenses, non-GAAP; Operating income, non-GAAP; Net income, non-GAAP; and Net income per share, diluted, non-GAAP. The Company's economic Fuel and oil expense results differ from GAAP results in that they only include the actual cash settlements from fuel hedge contracts - all reflected within Fuel and oil expense in the period of settlement. Thus, Fuel and oil expense on an “economic” basis has historically been utilized by the Company, as well as some of the other airlines that utilize fuel hedging, as it reflects the Company’s actual net cash outlays for fuel during the applicable period, inclusive of settled fuel derivative contracts. Any net premium costs paid related to option contracts are reflected as a component of Other (gains) losses, net, for both GAAP and non-GAAP (including economic) purposes in the period of contract settlement. The Company believes these economic results provide a better measure of the impact of the Company's fuel hedges on its operating performance and liquidity since they exclude the unrealized, non-cash adjustments and reclassifications that

Securities and Exchange Commission
April 18, 2017

are recorded in GAAP results in accordance with accounting guidance relating to derivative instruments, and they reflect all cash settlements related to fuel derivative contracts within Fuel and oil expense. This enables the Company's management, as well as investors and analysts, to consistently assess the Company's operating performance on a year-over-year or quarter-over-quarter basis after considering all efforts in place to manage fuel expense. However, because these measures are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, the aforementioned measures, as presented, may not be directly comparable to similarly titled measures presented by other companies.

Further information on (i) the Company's fuel hedging program, (ii) the requirements of accounting for derivative instruments, and (iii) the causes of hedge ineffectiveness and/or mark-to-market gains or losses from derivative instruments is included in Note 10 to the Consolidated Financial Statements.

In addition, the Company’s GAAP results in the applicable periods include other charges or benefits that are deemed “special items” that the Company believes are not indicative of its ongoing operations and make its results difficult to compare to prior periods, anticipated future periods, or to its competitors’ results. Financial measures identified as non-GAAP (or as excluding special items) have been adjusted to exclude special items. Special items include:

1.
A one-time $172 million Special revenue adjustment in July 2015 as a result of the Agreement with Chase and the resulting required change in accounting methodology. This increase to revenue represented a nonrecurring required acceleration of revenues associated with the adoption of Accounting Standards Update 2009-13;

2.
Union contract bonuses recorded for certain workgroups. As the bonuses would only be paid at ratification of the associated tentative agreement and would not represent an ongoing expense to the Company, management believes its results for the associated periods are more usefully compared if the impacts of ratification bonus amounts are excluded from results. Generally, union contract agreements cover a specified three- to five- year period, although such contracts officially never expire, and the agreed upon terms remain in place until a revised agreement is reached, which can be several years following the amendable date;

3.
Expenses associated with the Company’s acquisition and integration of AirTran. Such expenses were primarily incurred during the acquisition and integration period of the two companies from 2011 through 2015 as a result of the Company’s acquisition of AirTran, which closed on May 2, 2011. The

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April 18, 2017

exclusion of these expenses provides investors with a more applicable basis with which to compare results in future periods now that the integration process has been completed;

4.
A gain resulting from a litigation settlement received in January 2015. This cash settlement meaningfully lowered Other operating expenses during the applicable period and the Company does not expect a similar impact on its cost structure in the future;

5.
A noncash impairment charge related to leased slots at Newark Liberty International Airport as a result of the FAA announcement in April 2016 that this airport was being changed to a Level 2 schedule-facilitated airport from its previous designation as Level 3; and

6.
Lease termination costs recorded during 2016 as a result of the Company acquiring five of its Boeing 737-300 aircraft off operating leases, as part of the Company’s strategic effort to phase out its Classic aircraft from operations by the end of third quarter 2017 in the most economically advantageous manner possible. The Company had not budgeted for these early lease termination costs, as they were subject to negotiations being concluded with the third party lessors. The Company recorded the fair value of the aircraft, as well as any associated remaining obligations to the balance sheet as debt.

Because management believes each of these items can distort the trends associated with the Company’s ongoing performance as an airline, the Company believes that evaluation of its financial performance can be enhanced by a supplemental presentation of results that exclude the impact of these items in order to enhance consistency and comparativeness with results in prior periods that do not include such items and as a basis for evaluating operating results in future periods. The following measures are often provided, excluding special items, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Operating revenues, non-GAAP; Total operating expenses, non-GAAP; Operating income, non-GAAP; Net income, non-GAAP; Net income per share, diluted, non-GAAP; and Operating expenses per ASM, non-GAAP, excluding fuel and special items.

The Company has also provided its calculation of return on invested capital, which is a measure of financial performance used by management to evaluate its investment returns on capital. Return on invested capital is not a substitute for financial results as reported in accordance with GAAP, and should not be utilized in place of such GAAP results.   Although return on invested capital is not a measure defined by GAAP, it is calculated by the Company, in part, using non-GAAP financial measures. Those non-GAAP financial measures are utilized for the same reasons as those noted above for Net income, non-GAAP and Operating income, non-GAAP-the comparable GAAP measures include charges or benefits that are deemed “special

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April 18, 2017

items” that the Company believes are not indicative of its ongoing operations and make its results difficult to compare to prior periods, anticipated future periods, or to its competitors’ results, and the Company’s profitability targets and estimates, both internally and externally, are based on non-GAAP results since in the vast majority of cases the “special items” cannot be reliably predicted or estimated. The Company believes non-GAAP return on invested capital, is a meaningful measure because it quantifies ~~how well~~ the Company’s effectiveness in generating returns ~~es operating income~~, relative to the capital it has invested in its business. Although return on invested capital is commonly used as a measure of capital efficiency, definitions of return on invested capital differ; therefore, the Company is providing an explanation of its calculation for non-GAAP return on invested capital ~~(before taxes and excluding special items)~~ in the accompanying reconciliation, in order to allow investors to compare and contrast its calculation to those provided by other companies.

2.
We note you adjust operating income used in your calculation of ROIC for “net adjustment for aircraft leases.” You define this adjustment as the presumption that all aircraft in your fleet are owned, with the impact of eliminating aircraft rent expense and replacing it with estimated depreciation expense for the same aircraft. Please tell us whether average invested capital has been adjusted for any impact on your capital structure associated with making this adjustment and what the impact is, including why your treatment is meaningful to investors. For example, tell us if another type of financing is assumed in association with the presumption the aircraft is owned and the basis for your assumption.

Response:

The Company’s calculation of Average Invested Capital does include an adjustment related to the presumption that all aircraft in the fleet are owned, in order to be consistent with the calculation of Adjusted Operating Income, Non-GAAP. The Company makes this presumption due to the significant differences in capital structure within the airline industry as well as to other industries to which it could be compared. As denoted in the footnotes to the ROIC calculation, the Company determines Average Invested Capital by adding 1) Debt reflected on the Company’s balance sheet (which is inclusive of capital lease obligations), 2) total shareholder’s equity, and 3) the net present value of aircraft leases. The net present value of aircraft leases relates to operating leases that are not currently reflected on the Company’s balance sheet, and the presumption is that amount approximates the price that would have been paid to purchase the aircraft, since the vast majority of those operating leases are long-term in nature.

3.
Footnote (3) to the computation of ROIC states the amount of average invested capital includes the net present value of aircraft leases. Please tell us if this represents the net present value of all leases (whether operating or capital) or just capital leases and why your treatment is meaningful to investors.

Response:

The Company believes it has addressed this comment in the response to 1. and 2. above.

Securities and Exchange Commission
April 18, 2017

4.
It appears your description on page 49 why return on invested capital is a meaningful measure refers to the measure as calculated on a GAAP basis. Please include a description of why your calculation of ROIC on a non-GAAP basis is meaningful to investors. Additionally, clarify for investors the difference in usefulness between the two.

Response:

The Company believes it has addressed this comment in the response to 1. above.

Liquidity and Capital Resources, page 49

5.
We note the working capital deficit for each year reported on the balance sheet. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Item 303(a)(1) of Regulation S-K and instruction 5 to instructions to paragraph 303(a) for guidance.

Response:

The Company routinely carries a working capital deficit, as do the majority of major U.S. airlines, primarily due to the nature of the industry. The Company’s largest current obligation is Air Traffic Liability, which is a performance obligation for future customer flights in which the Company has already been paid. Unlike the Company’s other current obligations, it does not require future settlement in cash and is mostly nonrefundable. Another factor contributing to the Company’s working capital deficit in recent years is the Company’s accounting policy regarding offsetting for cash collateral provided to fuel hedge counterparties, as described in Note 10 to the Consolidated Financial Statements.

The Company manages its working capital deficit through a combination of a focus on its investment grade credit rating, a strong overall balance sheet, modest debt levels, conservative growth targets, and the availability of a $1 billion revolving credit facility that can be drawn upon if needed (which can be increased up to $1.5 billion if needed, through an accordion feature). The Company strongly believes its working capital position and strategy is manageable and has not created any undue hardships in the past. The Company will consider supplementing the information provided and disclosures made in future filings to address the Staff’s comment.

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Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer

Securities and Exchange Commission
April 18, 2017

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Mark R. Shaw
Brandon Rowland (Ernst & Young LLP)